UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Covol Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   223575-10-1
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                          39 Exchange Place, Suite 100
                           Salt Lake City, Utah 84111
                                  801-534-0909
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP No. 223575-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aspen Capital Resources, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO  ITEM
         2(D) OR 2(E)   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

9.       SOLE DISPOSITIVE POWER

         0 Shares


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



10.      SHARED DISPOSITIVE POWER

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.97%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



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



CUSIP No. 223575-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Johnson Foundation

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

9.       SOLE DISPOSITIVE POWER

         0 Shares

10.      SHARED DISPOSITIVE POWER

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         898,545 Shares (including 423,133 Shares issuable under immediately exercisable warrants; and 475,412 additional Shares)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.97%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO




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



         This Amendment No. 4 to the Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company") held for the accounts of Aspen Capital Resources, LLC and The Johnson Foundation. Capitalized terms not otherwise defined herein have the meanings given tn the Statement on
Schedule 13D filed with respect to the reporting date of October 5, 1999. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

         Item 5 of Schedule 13D is hereby amended and restated in its entirety, as follows:

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of January 14, 2000, Aspen Capital Resources, LLC was the holder of Warrants exercisable for 350,406 Shares (at $3.60 per Share). On January 14, 2000, the Company redeemed $1,040,306.00 of Debentures from Aspen Capital Resources, LLC.

         As of January 14, 2000, The Johnson Foundation was the record owner of Warrants exercisable for 72,727 Shares (at $6.88 per Share).

         As of January 14, 2000, the Reporting Persons were also the beneficial owners of 475,412 additional Shares.

         On the basis of the foregoing, Aspen Capital Resources, LLC and The Johnson Foundation may be deemed to beneficially own, directly or indirectly, 898,545 Shares, or 4.97% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Debentures and the Preferred Stock and upon exercise of the Warrants owned by the Reporting Persons.

         Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by the other. In addition, Joe K. Johnson, as manager of Aspen Capital Resources, LLC and as trustee of The Johnson Foundation may be deemed to beneficially own, directly or indirectly, the Shares.

         (c) There have been no transactions in the Shares by the Reporting Persons since the most recent filing of Schedule 13D.

         (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

         (e) Not applicable.




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


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
  ---------------------------------
         Joe K. Johnson, Manager

THE JOHNSON FOUNDATION


By:      /s/
  ---------------------------------
         Joe K. Johnson, Trustee


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